Exhibit 12.1

PINNACLE WEST CAPITAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations attributable to common shareholders	$406,074	$387,380	$328,110	$324,688	$236,839
Income taxes	230,591	237,317	183,604	160,869	138,551
Fixed charges	206,089	219,437	246,462	248,664	241,807
Total earnings	$842,754	$844,134	$758,176	$734,221	$617,197

Fixed Charges:
Interest expense	$201,888	$214,616	$241,995	$244,174	$237,766
Estimated interest portion of annual rents	4,201	4,821	4,467	4,490	4,041
Total fixed charges	$206,089	$219,437	$246,462	$248,664	$241,807

Ratio of Earnings to Fixed Charges (rounded down)	4.08	3.84	3.07	2.95	2.55